Filed by Level 3 Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Global Crossing Limited

Level 3 and Global Crossing April 11, 2011

Agenda Transaction Summary, Combined Company and Strategic Rationale Combined Company Capabilities Opportunity and Integration Plan Financial Overview Q&A Jim Crowe, CEO, Level 3 John Legere, CEO, Global Crossing Jeff Storey, President, Level 3 Sunit Patel, CFO, Level 3

Jim Crowe CEO, Level 3

 Transaction Structure Tax-free, stock-for-stock exchange Exchange Ratio 16 shares of Level 3 common stock for each share of Global Crossing’s common and preferred stock Pro Forma Ownership 57% Level 3 stockholders 43% Global Crossing stockholders ST Telemedia Largest shareholder of Global Crossing Pro forma ownership approximately 25%; standstill at 34.5% Board of Director seats proportionate to stock ownership Transaction Value and Multiples $3.0 billion, including Global Crossing net debt of $1.1 billion 7.1x 2010 Global Crossing Adjusted EBITDA; 4.2x including synergies Transaction Summary

 Estimated Synergies NPV of expected synergies of $2.5 billion $300 million of annualized Adjusted EBITDA synergies and $40 million of annualized capital expenditure synergies; once achieved Financing Level 3 Financing, Inc. has a $1.75 billion financing commitment Closing Conditions Regulatory and other approvals; customary closing conditions Management Team Chairman Walter Scott CEO Jim Crowe CFO Sunit Patel Lead Integration Executive Jeff Storey Timing Expected to close before year end Transaction Summary

FY 2010 Key Metrics Pro Forma(1) Post Synergies(2) Revenue $6.26B Adj EBITDA(3) $1.27B $1.57B Cash Balance $988M Gross Debt/Adj EBITDA(3) 6.2x 5.0x Net Debt/Adj EBITDA(3) 5.4x 4.4x Geographical Diversification(4) (5) Balanced Mix of Customers(1) Latin America $597 12% Europe $939 18% North America $3,570 70% Wholesale $2,250 44% Enterprise $2,856 56% ($ in Millions) ($ in Millions) Pro Forma balances represent the combined balances and results of Level 3 and Global Crossing as of and for the year ended December 31, 2010 Post Synergies balances represent pro forma balances adjusted for estimated $300 million in network and operating expense synergies post-acquisition, once achieved See schedule of non-GAAP metrics for definition and reconciliation to GAAP measures Combined Company Overview 2010 Core Network Services plus Invest & Grow Revenue Global Crossing Invest & Grow Revenue estimated by Region (1) (2) (3) (4) (5)

 Increased scale and reach of the combined network with intercity optical/IP backbones and extensive metro facilities in North America, Europe and Latin America Improved service capability and cost structure enhance competitive position of the combined business Approximately 100,000 intercity and 30,000 metro route miles on three continents, connected by an extensive global subsea network Delivering services to approximately 700 markets across 70 countries End-to-end network provides customers with a high level of reliability and security Extensive global service portfolio Full portfolio of transport, data, content delivery, data center, colocation and voice services delivered to customers globally Global Crossing success with Virtual Private Network services is a powerful addition to Level 3’s enterprise portfolio Industry leading media delivery capability, including global Content Delivery Network services and video collection and distribution services Expanded addressable market Level 3’s premier position with service providers and content customers combined with Global Crossing’s expertise serving multinational corporations provides enhanced growth opportunities Creates a unique global services platform anchored by extensive facilities-based assets on three continents connected by undersea cables Strategic Rationale

 Acquisition creates substantial value for investors Significant synergies create value $2.5 billion NPV of expected synergies $340 million of expected annualized Adjusted EBITDA and capital expenditure synergies through elimination of duplicative network and operational costs, primarily in North America Expect to achieve two-thirds of run-rate synergies within 18 months of closing Provides strong improvement to balance sheet Stock-based acquisition with substantial synergies provides significant deleveraging and credit improvement Level 3 debt to Adjusted EBITDA ratios improve immediately upon transaction closing, and further improve as synergies are realized Expected to be accretive to stockholders Consolidated Free Cash Flow accretive on a per share basis in 2013 Over time, potential for substantial Pro Forma Free Cash Flow generation enables investment in value accretive opportunities Strategic Rationale

John Legere CEO, Global Crossing

Power of the Combined Company A services platform based on a world class set of assets Multi-conduit, long-haul terrestrial; extensive submarine fiber networks Metro networks with dense fiber connectivity Data centers and colocation facilities on three continents Content delivery technology and intellectual property rights Level 3 Global Crossing

Jeff Storey President and COO, Level 3

 Transport & Infrastructure IP Data Services Voice & Collaboration Services Colocation Data Center & Cloud Services CDN & Broadcast Services North America Latin America Europe Asia World-class assets enable robust customer solutions After closing, a full suite of customer solutions to capture addressable opportunities. Robust product lines across the full product suite Broad geographic availability of seamless, high performance customer solutions Ability to address the complex requirements of integrated solutions Development capability, intellectual property and resources to advance the product set

Expanding market opportunity Strong fundamental demand trends in each market Sales and service capability with superior market coverage globally Supported by world class, scalable systems and processes Customer experience-centric operating philosophy Strong customer loyalties in each market Expandable addressable market opportunity should help improve revenue growth Carrier Large and Multinational Enterprise Mid-Market Enterprise Content Government North America Latin America Europe Asia

Integration and Synergy Plan Integration plan designed to: Maintain excellent customer service at both companies Continue to accelerate revenue growth Achieve planned synergies Integration of intercity networks generally presents less complex issues compared to previous metro integrations Joint integration team to develop and execute a detailed plan North America and European network focused Synergy plan is based on milestones CapEx Synergies 12% Note: Synergy percentages are estimates NetEx Synergies 39% OpEx Synergies 49%

Sunit Patel CFO, Level 3

Synergies: Create Significant Value Take advantage of Level 3’s existing asset base, cost structure and metro access networks Synergy amounts and timing should be achievable Network and operating expense synergies represent less than 15% of Global Crossing’s existing run-rate costs or 6% of combined company costs Over two-thirds of expected operating and network expense run-rate synergies expected to be achieved within 18 months of transaction close Integration costs of approximately $200 to $225 million NPV of Expected Synergies of $2.5 billion

Combined Company Financials Both companies expected to grow Revenue and Adjusted EBITDA in 2011 Improved credit profile Ability to reduce cash interest expense substantially over time Net Debt to Adjusted EBITDA improves from 6.8x to 4.4x after synergies Expected improvement in Free Cash Flow generation Flexibility to pursue high return investments in metro, Europe and Latin America Continue to target leverage ratio of 3x-5x Pro Forma w/Synergies reflects $300M of network and operating expense synergies and $40M of capital expenditure synergies Capital expenditures include Global Crossing 2010 capital leases See schedule of non-GAAP metrics for definition and reconciliation to GAAP measures 2010 Level 3 Combined Pro Forma (1) $ Millions Stand Alone Entity w/Synergies Revenue $3,651 $6,260 $6,260 Adjusted EBITDA (3) $853 $1,273 $1,573 Adj EBITDA Margin 23.4% 20.3% 25.1% Capital Expenditures (2) $436 $659 $619 Cash Interest Expense ($522) ($677) ($677) Free Cash Flow (3) ($97) ($81) $259 Debt Balance at 12/31 $6,448 $7,909 Cash Balance at 12/31 $616 $988 Gross Debt/Adj EBITDA (3) 7.6x 6.2x 5.0x Net Debt/Adj EBITDA (3) 6.8x 5.4x 4.4x

Summary Combination creates a premier provider of communications services meeting the local, national and global needs of enterprises, wholesale buyers, content owners and governments Expanded addressable market and service portfolio should help improve revenue growth Significant anticipated synergies create stockholder value Improved credit profile improves financial flexibility Improves Free Cash Flow generation; expected to be accretive on a Free Cash Flow per share basis in 2013

Q&A

Important Information For Investors And Stockholders This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed transaction will be submitted to the stockholders of Level 3 Communications, Inc. (“Level 3”) and the stockholders of Global Crossing Limited (“Global Crossing”) for their consideration. Level 3 and Global Crossing will file a registration statement on Form S-4, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Level 3 and Global Crossing will each provide the final joint proxy statement/prospectus to its respective stockholders. Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information about Level 3, Global Crossing and the proposed transaction. Investors and security holders will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Level 3 and Global Crossing free of charge at the SEC’s Web Site at http://www.sec.gov. In addition, the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by Level 3 may be obtained free of charge by directing such request to: Investor Relations, Level 3, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021 or from Level 3’s Investor Relations page on its corporate website at http://www.level3.com and the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by Global Crossing be obtained free of charge by directing such request to: Global Crossing by telephone at (800) 836-0342 or by submitting a request by e-mail to glbc@globalcrossing.com or a written request to the Secretary, Wessex House, 45 Reid Street, Hamilton HM12 Bermuda or from Global Crossing’s Investor Relations page on its corporate website at http://www.globalcrossing.com. Level 3, Global Crossing and their respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stockholders of Level 3 and from the stockholders of Global Crossing, respectively. Information about the directors and executive officers of Level 3 is set forth in the proxy statement on Schedule 14A for Level 3’s 2011 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2011 and information about the directors and executive officers of Global Crossing is set forth in the proxy statement for Global Crossing’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2010. Additional information regarding participants in the proxy solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Cautionary Notice Regarding Forward-Looking Statements This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of Global Crossing by Level 3, including financial and operating results and synergy benefits that may be realized from the acquisition and the timeframe for realizing those benefits; Level 3's and Global Crossing's plans, objectives, expectations and intentions and other statements contained in this communication that are not historical facts; and (ii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based upon management's current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from those expressed or implied in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Amalgamation among Level 3, Global Crossing and Global Crossing Amalgamation Sub, Ltd. (the “Amalgamation Agreement”); (2) the inability to complete the transactions contemplated by the Amalgamation Agreement due to the failure to obtain the required stockholder approvals, (3) the inability to satisfy the other conditions specified in the Amalgamation Agreement, including without limitation the receipt of necessary governmental or regulatory approvals required to complete the transactions contemplated by the Amalgamation Agreement. (4) the inability to successfully integrate the businesses of Level 3 and Global Crossing or to integrate the businesses within the anticipated timeframe; (5) the risk that the proposed transactions disrupt current plans and operations, increase operating costs and the potential difficulties in customer loss and employee retention as a result of the announcement and consummation of such transactions; (6) the ability to recognize the anticipated benefits of the combination of Level 3 and Global Crossing, including the realization of revenue and cost synergy benefits and to recognize such benefits within the anticipated timeframe; (7) the outcome of any legal proceedings that may be instituted against Level 3, Global Crossing or others following announcement of the Amalgamation Agreement and transactions contemplated therein; and (8) the possibility that Level 3 or Global Crossing may be adversely affected by other economic, business, and/or competitive factors.

Cautionary Notice Regarding Forward-Looking Statements Other important factors that may affect Level 3's and the combined business' results of operations and financial condition include, but are not limited to: the current uncertainty in the global financial markets and the global economy; a discontinuation of the development and expansion of the Internet as a communications medium and marketplace for the distribution and consumption of data and video; disruptions in the financial markets that could affect Level 3’s ability to obtain additional financing, and the company’s ability to: increase and maintain the volume of traffic on its network; develop effective business support systems; manage system and network failures or disruptions; develop new services that meet customer demands and generate acceptable margins; defend intellectual property and proprietary rights; adapt to rapid technological changes that lead to further competition; attract and retain qualified management and other personnel; successfully integrate acquisitions; and meet all of the terms and conditions of debt obligations. Additional information concerning these and other important factors can be found within Level 3’s and Global Crossing’s respective filings with the SEC, which discuss the foregoing risks as well as other important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition. Statements in this communication should be evaluated in light of these important factors. The forward-looking statements in this communication speak only as of the date they are made. Except for the ongoing obligations of Level 3 and Global Crossing to disclose material information under the federal securities laws, neither Level 3 nor Global Crossing undertakes any obligation to, and expressly disclaim any such obligation to, update or alter any forward-looking statement to reflect new information, circumstances or events that occur after the date such forward-looking statement is made unless required by law.

Non-GAAP Reconciliation

Pursuant to Regulation G, the company is hereby providing a reconciliation of non-GAAP financial metrics to the most directly comparable GAAP measure. The following describes and reconciles those financial measures as reported under accounting principles generally accepted in the United States (GAAP) with those financial measures as adjusted by the items detailed below and presented in the accompanying news release. These calculations are not prepared in accordance with GAAP and should not be viewed as alternatives to GAAP. In keeping with its historical financial reporting practices, the company believes that the supplemental presentation of these calculations provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of regularly reported non-cash charges and infrequent or unusual events. Management believes that Adjusted EBITDA and Adjusted EBITDA plus Estimated Synergies are relevant and useful metrics to provide to investors, as they are an important part of the company’s internal reporting and are key measures used by Management to evaluate profitability and operating performance of the company and to make resource allocation decisions. Management believes such measures are especially important in a capital-intensive industry such as telecommunications. Management also uses Adjusted EBITDA and Adjusted EBITDA plus Estimated Synergies to compare the company’s performance to that of its competitors and to eliminate certain non-cash and non-operating items in order to consistently measure from period to period its ability to fund capital expenditures, fund growth, service debt and determine bonuses. Adjusted EBITDA excludes non-cash impairment charges and non-cash stock compensation expense because of the non-cash nature of these items. Adjusted EBITDA also excludes interest income, interest expense and income taxes because these items are associated with the company’s capitalization and tax structures. Adjusted EBITDA also excludes depreciation and amortization expense because these non-cash expenses reflect the impact of capital investments which management believes should be evaluated through free cash flow. Adjusted EBITDA excludes the gain (or loss) on extinguishment of debt and other, net because these items are not related to the primary operations of the company. Schedule to Reconcile to Non-GAAP Financial Metrics

There are limitations to using non-GAAP financial measures, including the difficulty associated with comparing companies that use similar performance measures whose calculations may differ from the company’s calculations. Additionally, this financial measure does not include certain significant items such as interest income, interest expense, income taxes, depreciation and amortization, non-cash impairment charges, non-cash stock compensation expense, the gain (or loss) on extinguishment of debt and net other income (expense). Adjusted EBITDA and Adjusted EBITDA plus Estimated Synergies should not be considered a substitute for other measures of financial performance reported in accordance with GAAP. Schedule to Reconcile to Non-GAAP Financial Metrics

Combined Total Revenue is defined as combined total revenue from the Consolidated Statements of Operations as filed in each company’s Annual Report on Form 10-K for the year ended December 31, 2010. Communications Revenue is defined as communications revenue from Level 3 Communications’ Consolidated Statements of Operations. Adjusted EBITDA is defined as net income (loss) from the Consolidated Statements of Operations before income taxes, total other income (expense), non-cash impairment charges, depreciation and amortization and non-cash stock compensation expense. Adjusted EBITDA plus Estimated Synergies is defined as Adjusted EBITDA plus the estimated synergies resulting from the combination. Total Debt, including Capital Leases is defined as the current and long-term portions of debt and obligations under capital leases as reported in the Consolidated Balance Sheets filed in each company’s Annual Report on Form 10-K for the year ended December 31, 2010. Cash and Cash Equivalents is defined a the total cash and cash equivalents reported as a component of current assets in the Consolidated Balance Sheets as filed in each company’s Annual Report on Form 10-K for the year ended December 31, 2010. Debt to Adjusted EBITDA Ratio is defined as Total Debt, including Capital Leases divided by Adjusted EBITDA. Net Debt to Adjusted EBITDA Ratio is defined as Total Debt, including Capital Leases reduced by the Cash and Cash Equivalents, divided by Adjusted EBITDA. Schedule to Reconcile to Non-GAAP Financial Metrics

 Free Cash Flow is defined as net cash provided by (used in) operating activities less capital expenditures as disclosed in the Consolidated Statements of Cash Flows in each company’s Annual Report on Form 10-K for the year ended December 31, 2010. Management believes that Free Cash Flow and Free Cash Flow plus Estimated Synergies are relevant metrics to provide to investors, as it is an indicator of the company’s ability to generate cash to service its debt. Free Cash Flow excludes cash used for acquisitions and principal repayments. There are material limitations to using Free Cash Flow to measure the company against some of its competitors as Level 3 does not currently pay a significant amount of income taxes due to net operating losses, and therefore, generates higher cash flow than a comparable business that does pay income taxes. Additionally, this financial measure is subject to variability quarter over quarter as a result of the timing of receipts or payments related to accounts receivable and accounts payable and capital expenditures. This financial measure should not be used as a substitute for net change in cash and cash equivalents on the Consolidated Statements of Cash Flows. Schedule to Reconcile to Non-GAAP Financial Metrics

Schedule to Reconcile Non-GAAP Financial Metrics Combined Revenue ($ in millions) Level 3 Communications Global Crossing Combined Revenue: Communications $3,591 $2,609 $6,200 Coal 60 - 60 Total Revenue $3,651 $2,609 $6,260 Year Ended December 31, 2010

Schedule to Reconcile Non-GAAP Financial Metrics Adjusted EBITDA Metrics Global Crossing ($ in millions) Communications Other Consolidated Consolidated Combined Net Loss applicable to common shareholders ($617) ($5) ($622) ($176) ($798) Preferred Stock Dividends - - - 4 4 Income Tax Benefit (91) - (91) (5) (96) Total Other (Income) Expense 620 3 623 240 863 Depreciation and Amortization 870 6 876 337 1,213 Non-cash Stock Compensation 67 - 67 20 87 Adjusted EBITDA $849 $4 $853 $420 $1,273 Estimated Synergies $300 Adjusted EBITDA plus Estimated Synergies $1,573 Year Ended December 31, 2010 Level 3 Communications

Schedule to Reconcile Non-GAAP Financial Metrics Adjusted EBITDA Ratios ($ in millions) Level 3 Communications Global Crossing Combined Combined with Synergies Total Debt, including capital leases $6,448 $1,461 $7,909 $7,909 Cash and cash equivalents 616 372 988 988 Net Debt $5,832 $1,089 $6,921 $6,921 Adjusted EBITDA $853 $420 $1,273 $1,573 Debt to Adjusted EBITDA Ratio 7.56 3.48 6.21 5.03 Net Debt to Adjusted EBITDA Ratio 6.84 2.59 5.44 4.40 Year Ended December 31, 2010

Schedule to Reconcile Non-GAAP Financial Metrics Free Cash Flow ($ in millions) Level 3 Communications Global Crossing Combined Combined with Synergies Net Cash Provided by Operating Activities $339 $183 $522 $822 Capital Expenditures (436) (167) (603) (563) Free Cash Flow ($97) $16 ($81) $259 Year Ended December 31, 2010